3DMIA, LLC

AMENDED AND RESTATED OPERATING AGREEMENT

DATED March 1, 2019

3DMIA, LLC
AMENDED AND RESTATED OPERATING AGREEMENT

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is made and entered into as of March 1, 2019 by, between and among 3DMia, LLC, a Michigan limited liability company (the "**Company**"), and the persons listed from time to time on **EXHIBIT A** of this Agreement, as members of the Company ("**Members**"). The Company and Members may each be referred to as a "**Party**" and collectively as the "**Parties**" as used herein.

RECITALS:

A.   The Members previously formed the Company by the filing of the Articles of Organization pursuant to the Act.

B.   The Members previously entered into an operating agreement dated February 27, 2015 to govern the affairs of the Company.

C.   From the date of formation until the Conversion Date, discussed below, the Company was taxed as a partnership for federal and state income tax purposes.

D.   On or about July 1, 2018 ("Conversion Date"), the Members caused the Manager to file a Form 8832, causing the Company to establish itself as a Corporation taxed under Subchapter C of the Code. For purposes of this Agreement, such election shall result in the deemed contribution to the new "corporation" of all of the assets and liabilities of the Company. For the avoidance of doubt, the Company was a disregarded entity as of the Conversion Date.

E.   This Agreement replaces the previous operating agreement in its entirety.

F.   The Company, the Member and the Manager desire to enter into and adopt this Agreement to set forth their respective rights and responsibilities as pertaining to the property and assets of the Company.

ARTICLE 1
DEFINITIONS

1.1   "**Act**" shall mean the Michigan Limited Liability Company Act, as amended.

1.2   "**Additional Capital Investment**" shall mean the additional investment required to be made to the Company pursuant to Section 7.2 of this Agreement.

1.3   "**Affiliate**" shall mean a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person in question.

1.4   "**Available Cash**" shall mean gross cash receipts less all expenses paid on a cash basis (including debt service) less reasonable reserves for the portion of such cash receipts which will be committed to the business of the Company, less reasonable reserves for amounts necessary for the satisfaction of current debts and obligations of the Company (including amounts anticipated to be owed in satisfaction of Convertible Loans of the Members), and less reasonable reserves for the contingencies or other needs of the business, all as determined in the sole and absolute discretion of the Manager.

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1.5 "**Articles of Organization**" shall mean the Company's Articles of Organization, as amended, filed with the State of Michigan.

1.6 "**Code**" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

1.7 "**Disposition**" shall mean the sale of all or substantially all of the assets of the Company, refinancing of the Company property, condemnation (whether pursuant to governmental authority or pursuant to a private right of condemnation), or an involuntary conversion.

1.8 "**Fiscal Year**" shall have the meaning set forth in Section 11.2, hereof.

1.9 "**Managers**" or "**Manager**" shall mean the Manager as contemplated by ARTICLE 6. 3DMia Management, LLC shall each serve as the Company's Initial Manager (each an "**Initial Manager**") along with such other person or persons elected pursuant to ARTICLE 6.

1.10 "**Members**" shall mean the members listed on **EXHIBIT A** and any additional Members admitted pursuant to ARTICLE 9 of this Agreement.

1.11 "**Ownership Interest**" shall mean the Members' respective interest in Common Units, expressed as a percentage, of the Company's Profits and the right to receive payments of the Company's assets and to vote and participate in the management of the Company. The Members shall vote in accordance with ARTICLE 5. The Members' Ownership Interests are depicted on **EXHIBIT A** hereto.

1.12 "**Person**" shall mean any individual, corporation, partnership, limited liability company, estate, trust or other entity or portion thereof.

1.13 "**Principal**" shall mean an individual who is a manager of a Manager, serves in a management capacity for a Manager, or makes decisions on behalf of a Manager, if a Manager is an entity.

1.14 "**Profits**" shall mean the Company's taxable income for each Fiscal Year.

1.15 "**Trigger Event**" shall have occurred if a Manager or any Principal is found by a court of competent jurisdiction to have: (a) committed (or enters a plea of *nolo contendere* to having committed) embezzlement, fraud or any other act involving material improper personal benefit against the Company or its assets; (b) committed a felony; (c) engaged in conduct that amounts to gross negligence, recklessness, or willful malfeasance with respect to the Company or its assets; (d) willfully breached this Agreement, which breach remains uncured as of the date of such finding, in a manner that has a material adverse effect on the Company; or (e) knowingly violated any law in a manner that has a material adverse effect on the Company.

1.16 "**Units**" shall mean the parts into which aggregate Ownership Interests shall be divided and represented in the aggregated. For tax purposes, "Units" shall have the meaning of "Stock" (as defined in the Code) ascribed to it.

"**Common Units**" Members holding Common Units shall possess the right to share in the economic Profits of the Company and the right to receive payments of the Company's assets and the right to vote one vote per Common Unit on all matters that require or allow Member vote pursuant to this Agreement.

ARTICLE 2
PRINCIPAL PLACE OF BUSINESS, REGISTERED OFFICE AND AGENT, AND BUSINESS OF THE COMPANY

2.1   Principal Place of Business. The principal place of business of the Company shall be 2285 S. Michigan Road, Eaton Rapids, MI 48827. The Company may have such other offices, within or outside of the State of Michigan, as the Manager may designate or as the business of the Company may require.

2.2   Registered Office and Registered Agent. The registered office of the Company is located at 2285 S. Michigan Road, Eaton Rapids, MI 48827. The registered agent at such address is Paul T. Vander Kuyl.

2.3   Business of the Company. The business of the Company shall be to transact the business of selling goods and services related to the marketing and sale of residential and commercial property and any and all lawful business for which limited liability companies may be organized under the Act.

ARTICLE 3
TERM

The Company's term commenced upon the filing of the Company's Articles of Organization with the State of Michigan. The Company shall continue perpetually, unless it is otherwise dissolved as hereinafter provided.

ARTICLE 4
RIGHTS AND DUTIES OF THE MEMBERS

4.1   Liability. Each Member's liability shall be limited as set forth in the Act and other applicable law. A Member shall not be personally liable for any debts or losses of the Company beyond his, her, or its capital investment, except as provided in ARTICLE 7 of this Agreement.

4.2   Business of the Company. Except as provided in the Act and ARTICLE 5 hereof, a Member shall take no part in controlling the business of the Company and shall have no right or authority to act for or to bind the Company in any manner whatsoever.

4.3   Status of Ownership Interests. Except as is otherwise provided in this Agreement or the Act, the Ownership Interest owned by a Member shall be fully paid and nonassessable. No Member shall have the right to withdraw or reduce his, her, or its capital investment except as a result of the dissolution and termination of the Company or as otherwise provided in this Agreement.

4.5   Covenant Not to Resign, Retire or Otherwise Voluntarily Withdraw. Notwithstanding any provision of the Act, each Member hereby covenants and agrees that the Members have entered into this Agreement based on their expectation that all Members will continue as Members and carry out the duties and obligations undertaken by them hereunder. Unless otherwise permitted in ARTICLE 9, no Member may resign, retire or otherwise voluntarily withdraw from the Company, be entitled to, demand or receive a return of his, her, or its capital investment or Profits (or a bond or other security for the return of such capital investments or Profits). Members may transfer their interest in accordance with ARTICLE 9 of this Agreement without violation of this Section 4.5.

4.6   Death or Adjudged Incompetence of a Member. If a Member, who is an individual, dies or is adjudged by a court of competent jurisdiction as incompetent to manage his or her person or property, then the Member's executor, administrator, guardian, conservator or other legal representative may exercise all of the powers of an assignee or transferee of the Member, in accordance with ARTICLE 9 of this Agreement.

ARTICLE 5
MEETINGS OF THE MEMBERS

5.1   <u>Annual Meeting</u>. No annual meeting of the Members shall be required, provided that annual meetings shall be required upon the written request of Members holding greater than twenty-five percent (25%) of the then outstanding Ownership Interest. When required, the annual meeting will be held for the election of a Manager (if necessary) and for the transaction of such other business as may properly come before such meeting shall be held during each calendar year at such time and date as the Manager shall each year determine.

5.2   <u>Special Meetings</u>. A special meeting of the Members may be called at any time by the Manager upon the written request of the holders of not less than twenty-five percent (25%) of the then outstanding Ownership Interest. Said written request shall state the purpose(s) of the meeting and shall be delivered to the Manager.

5.3   <u>Place of Meetings</u>. All meetings of the Members shall be held at the Company's principal place of business, as set forth in Section 2.1 of this Agreement, or at such other place as shall be determined by the Manager.

5.4   <u>Notice of Meetings</u>. Written notice, in accordance with Section 12.4 hereof, stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose(s) for which the meeting is called, shall be given by or under the direction of the Manager at least ten (10) days but not more than fifty (50) days before the date fixed for such meeting. When a meeting is adjourned to another time or place, notice need not be given if the time and place thereof are announced at the meeting from which the adjournment is taken. Attendance at a meeting, whether in person or by proxy, shall be deemed waiver of objections to the proper delivery or receipt of notice of a meeting.

5.5   <u>Record Date</u>. For the purpose of determining the Members entitled to notice of and the opportunity to vote at any meeting of the Members or any adjournment therefrom, or entitled to receive payments of Available Cash, or in order to make a determination of the Members for any other proper purpose, the Manager shall fix in advance a date as the record date for any such determination ("**Record Date**"). Such date may not be more than fifty (50) days and, in the case of a meeting of Members, not less than ten (10) days prior to the date on which the particular action requiring such determination is to be taken. If no Record Date is fixed in accordance with this Section 5.5, the date on which a notice of meeting is mailed, or on which a resolution declaring such a payment is adopted, shall be the Record Date for such determination of the Members. When a determination of Members entitled to vote at any meeting has been made as provided herein, the determination shall apply to any adjournment therefrom.

5.6   <u>Quorum</u>. Except as otherwise required by this Agreement, the presence at any meeting, in person or by proxy, of the Members holding a majority of the then outstanding Ownership Interests at the meeting is necessary and sufficient to constitute a quorum for the transaction of business. In the absence of a quorum, a majority in interest of the Members, present in person or by proxy, may adjourn the meeting for a period not to exceed sixty (60) days in any one adjournment. If an adjournment is for more than thirty (30) days, or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be delivered to each Member of record. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.

5.7   Voting. Except as otherwise provided by this Agreement, each Member, at every meeting of the Members, shall be entitled to one vote per Unit, in person or by proxy. At all meetings of the Members at which a quorum is present, except as otherwise may be required by this Agreement, the affirmative vote of the holders of a majority of the then outstanding Ownership Interest and the affirmative vote of the Manager shall be the act of the Members.

5.8   Actions by Members Without a Meeting. Whenever the vote of Members at a meeting is required or permitted to be taken in connection with any action by any provision of the Act or this Agreement, the meeting and vote of the Members may be dispensed with if all of the Members holding the requisite number of votes required to approve such action (if such meeting were held) consent in writing to such action being taken. Actions taken pursuant to this Section 5.8 shall be effective when Members holding the requisite number of Units entitled to vote have signed the subject consent, unless the consent specifies a different effective date. The Record Date for determining Members entitled to take action without a meeting shall be the date the first Member signs a consent.

5.9   Telephonic Meetings; Proxies. Any meeting permitted under this ARTICLE 5 may be held by telephone or other electronic means that permit the Members to hear the meeting and participate in discussions surrounding the subject matter addressed in the meeting. At all meetings of the Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Any such proxy shall be filed with the Manager before or at the time of the meeting.

5.10   Voting Trusts and Agreements Among Members. Members may not create a voting trust for the purpose of voting their Ownership Interests and Members may not enter into a written agreement specifying the terms and conditions of a voting trust.

ARTICLE 6
RIGHTS AND DUTIES OF THE MANAGER

6.1   Manager. The Company shall be managed by the Managers. The number of Managers holding office at any one time shall be a minimum of one (1) and a maximum of five (5) unless otherwise determined unanimously by the Members. There shall initially be 1 Manager who need not be a Member. The Manager shall be designated by the affirmative vote of Members holding a majority of the then outstanding Ownership Interests, as provided herein. All actions of the Manager shall require the affirmative vote of the majority of the then current Managers, unless otherwise expressly stated herein. In the event there are two or less Managers on Manager, all actions shall require the unanimous approval of the Managers.

6.2   Powers.

(a)   General Powers. The Manager shall have all powers generally conferred by law as well as those that are necessary, advisable or consistent in connection therewith. Any note, contract, deed, bill of sale, mortgage, lease or other commitment purporting to bind the Company to any action shall be signed on behalf of the Company by the Manager, or by any person the Manager delegates authority to by resolution or under an agreement. Unless expressly called for under the terms of this Agreement, each Manager is authorized to act independent of the other Managers, without any requirement for prior authorization or consent; provided, that in the event a Manager objects to the proposed action or past action taken by another Manager which such notifying Manager believes will have, has had, or failure to take such action will lead to a material adverse effect on the business of the Company or its property, such Manager shall deliver notice of such objection to the Manager providing reasonable detail regarding such objection, and until further resolution of the Manager, all further actions of the Company and the Manager must be approved by a unanimous consent of the Manager.

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(b) <u>Management and Administrative Powers</u>. The Manager, acting on a majority vote, shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including, without limitation, for Company purposes, the power to:

(i) acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;

(ii) construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property;

(iii) sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

(iv) enter into agreements and contracts and to give receipts, releases and discharges;

(v) purchase liability and other insurance to protect the Company's properties and business;

(vi) borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company;

(vii) execute or modify leases with respect to any part or all of the assets of the Company;

(viii) prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust that may affect any asset of the Company and, in connection therewith, to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or deeds of trust;

(ix) execute any and all other instruments and documents that may be necessary or, in the opinion of the Manager, desirable to carry out the intent and purpose of this Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;

(x) make any and all expenditures that the Manager, in their sole discretion, deem necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting, consulting and other related expenses incurred in connection with the organization, financing and operation of the Company;

(xi) enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company; and

(xii) invest and reinvest Company reserves in short-term investments or other investments expressly approved by the affirmative vote of Members holding a majority of the then outstanding Ownership Interests; *provided*, that any interest or other income generated by such deposits or investments will be considered part of the Company's account.

Company funds from such sources may be commingled with other Company funds, but not with the separate funds of a Manager or any other Person, partnership, or entity, and may only be withdrawn, expended, and paid as authorized by the terms and provisions of this Agreement.

6.3   Limitations on Authority of the Board of Managers. The Manager shall not have the authority to, and covenant and agree that they shall not, do any of the following without the prior written unanimous consent of all the Members:

(a)   Knowingly do any act in contravention of this Agreement;

(b)   Knowingly do any act which would make it impossible to carry on the ordinary business of the Company, except as otherwise expressly provided in this Agreement.

(c)   Confess a judgment against the Company which results in damages or awards which are materially adverse to the Company;

(d)   Knowingly perform any act that would cause the Company to conduct business in a state or country which has neither enacted legislation which permits limited liability companies to organize in such state or county nor permits the Company to register to do business in such state or country as a foreign limited liability company;

(e)   Cause the Company to voluntarily take any action that would cause a bankruptcy of the Company;

(f)   Continue the business of the Company in contravention of Article 10 hereof;

(g)   Cause the Company to admit any additional Members other than pursuant to Article 9 hereof; or

(h)   Cause the Company to purchase an amount of its own Units (within the meaning of Section 1202(c)(3) of the Code) having an aggregate value at the time(s) of purchase exceeding five percent of the aggregate value of all of its outstanding Units determined as of the start of such period;

(i)   Cause the Company to conduct any of the following businesses (as defined for purposes of Section 1202(e)(3) of the Code):

(i)   any business involving the performance of services in the fields of law, accounting, actuarial science, performing arts, athletics, or brokerages services;

(ii)   any banking or insurance business;

(iii)   any farming business (including the business of raising or harvesting trees);

(iv)   any business involving the production or extraction of natural resources with respect to which a deduction is allowable under Sections 613 or 613A of the Code; or

(v)   any business of operating a hotel, motel, restaurant or similar establishment;

(j)   Permit more than 10 percent of the value of the Company's assets to consist of stock issued by other companies (other than stock of companies that qualify as subsidiaries of the Company within the meaning of Section 1202(e)(5) of the Code or stock that is held as working capital or reasonably expected to be sold within two years to finance research and experimentation within the meaning of Section 1202(e)(6) of the Code);

(k)   In a single transaction or series of related transactions, raise capital of more than $1 million through the issuance of securities or the incurrence of indebtedness if such transaction or series of related transactions likely would cause the Company to fail to satisfy the active business requirement set forth in Section 1202(e)(1) of the Code by virtue of holding excess cash or investment assets.

6.4   Procedures if the Manager Cannot Obtain Unanimous Consent Where Required.

(a)   Mediation. If the Manager cannot reach an agreement on a course action with respect to any of the items outlined above in Sections 6.2 and 6.3, which by failure to act or by taking the proposed action reasonably threatens to materially damage the Company or its property, then the Manager shall submit the disputed matter to mediation, at the request of any Manager. The Manager shall jointly select an individual to serve as mediator and there shall be no binding effect given to any decision or outcome of such mediation. Any such mediation shall commence within twenty (20) days of the relevant notice of objection, and the duration of such mediation shall not extend beyond forty-five (45) days from the commencement of the mediation. If all of the Managers involved in the mediation are Members (or Affiliates of Members), then such Members shall proportionately bear the costs of such mediation. If at least one Manager is not a Member (or have Affiliates that are Members) then the Company shall bear the costs of the mediation.

(b)   Reciprocal Purchase Rights. In the event the Manager are not able to obtain an affirmative vote on a particular decision related to the business or affairs of the Company after mediation ("Deadlock") then the purchase rights set forth in Section 6.5 shall be triggered, provided; if any of the Managers in disagreement are not Members (or Affiliates of Members) of the Company, then the matter shall be submitted to the Members for a vote and approval, and the rights under Section 6.5 shall not be triggered.

6.5   Deadlock Purchase Rights. In the event of Deadlock the following purchase rights shall be available to any Member who is also a Manager or an Affiliate of a Manager ("Eligible Members").

(a)   Offer. Any Eligible Member who desires to exercise his rights under this Section 6.5 ("Purchasing Member"), shall submit a written offer to the other Eligible Members ("Deadlock Offer") setting forth the following items:

(i)   that the Purchasing Member desires such offer to be governed by this Section 6.5;

(ii)   that the Purchasing Member desires to purchase all (and not part) of the Ownership Interests of the other Eligible Members who have adopted a dissenting voting position from the Purchasing Member;

(iii)   the purchase price per Unit ("Deadlock Price") that the Purchasing Member is offering for such Eligible Member's Ownership Interests;

(b)   Reciprocal Right. Within thirty (30) days after receipt of the Purchasing Member's Deadlock Offer, any remaining Eligible Member may elect (individually or collectively) to do one of the following:

(i)   purchase the Purchasing Member's entire Ownership Interests at an amount equal to the Deadlock Price;

(ii)   sell to the Purchasing Member such Eligible Member's entire Ownership Interest at the stated Deadlock Price; or

(iii)   do neither of (i) or (ii), in which event the Deadlock shall be deemed to have been resolved in favor of the Purchasing Member.

(c)   Purchasing Members Right to Resolve Deadlock. If an Eligible Member exercises his, her or its right to purchase or sell pursuant to Section 6.5(b)(i) or Section 6.5(b)(ii) above, the closing of the sale shall take place pursuant to paragraph (d) below, unless the Purchasing Member, within fifteen (15) days following the expiration of the thirty (30) day period described in paragraph (b) above, notifies the Eligible Members that the Purchasing Member agrees to resolve the Deadlock in favor of the Eligible Members.

(d)   Closing. If a sale pursuant to the preceding provisions of this Section 6.5 occurs, the closing shall take place at the office of Goodspeed & Merrill, 7800 E. Union Avenue, Suite 600, Denver, Colorado 80237, within forty-five (45) business days following the expiration of the fifteen (15) day period set forth in paragraph (c) above, unless the parties otherwise agree. The purchaser shall pay the purchase price to the seller in ready funds by wire transfer or cashier's or certified bank checks drawn on or by any national bank. The purchaser shall execute and deliver to the seller a document (in form and substance reasonably satisfactory to the seller) indemnifying the seller from and against any and all personal liabilities and obligations of the seller with respect to debts of the Company. The purchaser and seller shall cause any loans made by the seller to the Company, or by the Company to the seller, together with interest accrued thereon, to be repaid. On due performance by the purchaser, the seller shall execute and deliver all deeds, assignments, and other instruments as may be reasonably required to vest in the purchaser the seller's entire Ownership Interest, free and clear of all liens and encumbrances.

(e)   Deadlock Default. If the purchaser fails to consummate the purchase, pay the purchase price, and perform all of the purchaser's other obligations in accordance with paragraph (d) above ("Deadlock Default"), the seller, in addition to and not by way of limitation of any other rights or remedies available at law or equity, shall have the right to:

(i)   purchase the entire Ownership Interests of the defaulting purchaser at a price equal to ninety percent (90%) of the Deadlock Price set forth in Section 6.5(a)(iii) above; or

(ii)   declare that the Deadlock shall be deemed resolved in favor of the seller and cause the Company to act or decline to act accordingly.

(f)   To elect the remedies set forth in paragraph (e) above, the seller shall give written notice to the defaulting purchaser within fifteen (15) days after the Deadlock Default. If the seller elects to exercise the right to purchase the Ownership Interests of the defaulting purchaser, the closing of the purchase shall take place at the of Goodspeed & Merrill, (as set forth above) on the date and time specified in the notice, which shall not be less than fifteen (15) days and not greater than thirty (30) days after the date of the notice.

(g)   Except as expressly set forth herein, no sale pursuant to this Section 6.5 shall relieve the seller or purchaser from any duty or obligation owed to the Company or other Member which accrued prior to the date of the sale or shall constitute a waiver or release of claims with respect thereto.

6.6   Election and Term of Office. The Initial Manager shall hold office until their respective successors are duly elected and qualified. Election of the Managers need not be by ballot. Upon a resignation or removal as provided in Section 6.7, a successor Manager shall be elected by the majority of the then outstanding Ownership Interest at a meeting of the Members called expressly for that purpose and the successor Manager shall serve as Manager until his, her or its resignation or removal from office pursuant to the provisions of this Section 6.6 and Section 6.7.

6.7   Removals and Resignations. Upon the occurrence of a Trigger Event, the Members shall have the right to remove an Initial Manager, or at any time for a successor Manager, by the affirmative vote of Members holding a majority of the then outstanding Ownership Interest at a meeting of the Members called expressly for that purpose. A Manager may resign at any time by written notice delivered to the Manager (if any), or if there are no other Managers, to the Members, setting forth the effective date of such resignation which shall be at least thirty (30) days from the delivery of such notice.

6.8   Vacancies. As long as there is one (1) Manager, it is not necessary to fill any vacancy occurring in the office of Manager. If, for any reason, there is not a Manager, said vacancy shall be filled by an elected Manager by the affirmative vote of the Members holding a majority of the then outstanding Ownership Interest entitled to vote. A Manager elected to fill a vacancy shall be elected for the unexpired term of his, her or its predecessor in office, unless sooner displaced.

6.9   Liability of the Manager.

(a)   Exculpation. Each Manager is expected to exercise reasonable care in the conduct of the affairs of the Company, understanding that decisions concerning investments or potential investments involve the exercise of professional judgment and the risk of loss. Neither a Manager nor any of its respective managers, members, officers, directors, stockholders, employees, agents and Affiliates will be liable to any Member or the Company for (i) any action taken, or omitted to be taken, in good faith, by the Manager, or on behalf of the Manager or the Company, as the case may be, with respect to the Company or for any action taken by any employee, member, manager, officer, director, agent or Affiliate of the Manager, as the case may be, with respect to the Company, (ii) any action or inaction arising from reliance in good faith upon the opinion or advice as to legal matters of legal counsel selected with reasonable care by any of them or as to accounting matters of accountants selected with reasonable care by any of them, or (iii) the action or inaction of any employee, agent, contractor or consultant selected with reasonable care by any of them. Notwithstanding anything in the foregoing to the contrary, in no event shall any Person be relieved of any liability for (i) conduct not undertaken in good faith, (ii) conduct that amounts to gross negligence, recklessness, fraud, or willful malfeasance, (iii) conduct that constitutes a willful breach of this Agreement in any material respect or (iv) any criminal action with respect to which such Person had reasonable cause at the time of such action to believe that such Person's conduct was unlawful.

(b)   Indemnification. The Company will indemnify each Manager and its respective managers, members, officers, directors, employees, agents, and Affiliates against any costs, losses, liabilities, damages or expenses (including, without limitation, reasonable attorney fees and expenses in connection therewith and amounts paid in settlement thereof) to which any of such persons may directly or indirectly become subject in connection with the Company, but only if such person would be exculpated by the Company in accordance with Section 6.9(a). The Company may, at the unanimous direction of the Manager, pay the expenses of any Person indemnifiable under this Section 6.9 in advance of the final disposition of any proceeding. In addition, the Manager may cause the Company to purchase, at the Company's expense, insurance to insure the Managers or any other indemnified Person pursuant to this Section 6.9 against liability for any breach or alleged breach of their fiduciary responsibilities under this Agreement. No Member shall be personally liable for the Company's indemnification obligations pursuant to this Section 6.9.

6.10   Representations and Obligations of the Board of Managers. Each Manager hereby represents and covenants to the Company and its Members that such Manager shall:

(a)   be responsible for the overall supervision and operation of the Company's business;

(b)   represent the Company in all transactions and dealings with other parties consistent with the Manager's fiduciary obligations to the Company;

(c)   establish and maintain checking, savings and other banking accounts on behalf of the Company as deemed appropriate, in accordance with Section 11.4 hereof;

(d)   cause to be prepared and filed all Company federal and state tax information returns;

(e)   furnish to the Members all reasonable information and accounting of the business of the Company in a timely manner if and when requested by any Member;

(f)   devote such time to the Company business as may be necessary to carry on and conduct such business consistent with the Manager's fiduciary obligations to the Company;

(g)   maintain and review all books of account for all costs and expenses incurred in connection with the business of the Company;

(h)   use reasonable efforts to comply with the reporting and record keeping requirements of Section 1202 of the Code and any regulations promulgated thereunder;

6.11   Independent Activities; Transactions with Affiliates.

(a)   The Manager shall manage the business and affairs of the Company. Each Manager shall devote such time to the business and affairs of the Company as such Manager reasonably deems necessary to properly manage the Company's business and affairs in accordance with this Agreement and applicable law. It is expressly agreed that a Manager shall not be required to devote his, her, or its entire business time or resources to the Company and that such Manager and its Principals and Affiliates shall be free to serve any other Person or enterprise in any capacity that such person may deem appropriate in its discretion.

(b)   Subject to the requirements of Section 6.11 (a), above, and insofar as permitted by applicable law, neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Member or its Affiliates from engaging in whatever activities they choose, whether the same are competitive with the Company or otherwise; provided, that Managers shall not be permitted to pursue any activity presented to a Manager in their capacity as a Manager (or member) or that is otherwise directly competitive with the business of the Company that is being conducted by the Company, directly or indirectly through an Affiliate, without first offering such opportunity to the Company, the determination of which shall be by Members holding a majority of the then outstanding Ownership Interests, for consideration and approval or rejection, as the case may be, by the disinterested Members. Any activities not otherwise prohibited by this Agreement may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member, or require any Member to permit the Company or any other Member or its Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

(c)   To the extent permitted by applicable law and subject to the provisions of this Agreement, in furtherance of the purposes of the Company, the Manager is hereby authorized to cause the

Company to purchase property (whether real, personal, or mixed) from, sell property to, or otherwise deal with any Member, acting on its own behalf, or any Affiliate of any Member, provided that any such purchase, sale, or other transaction shall be made on terms and conditions that are no less favorable to the Company than if the sale, purchase, or other transaction had been made with an independent third party.

(d)　　Except as otherwise provided in this Agreement, each Member and any Affiliate thereof may also lend money to, borrow money from, act as a surety, guarantor, or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect thereto as a Person who is not a Member, provided that, if a Member acts as surety, guarantor, or endorser for a Company obligation, such act shall be at no cost to the Company. The existence of these relationships and acting in such capacities will not result in the Members being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member(s).

6.12　　Compensation.　The Manager by a majority vote of the then existing Managers may fix each Manager's reasonable salary or other compensation for the benefit of each such Manager from time to time. No Manager shall be prevented from receiving such salary because he or she is also a Member.

6.13　　Reimbursement.　The Company shall reimburse the Members and Managers for all expenses incurred and paid by any of them in the organization of the Company and as authorized by the Company, in the conduct of the Company's business, including, but not limited to, expenses of maintaining an office, telephones, travel, office equipment, and secretarial and other personnel as may reasonably be attributable to the Company. Such expenses shall not include any expenses incurred in connection with a Member's or Manager's exercise of its rights as a Member or a Manager apart from the authorized conduct of the Company's business. The Manager' sole determination of which expenses are allocated to and reimbursed as a result of the Company's activities or business and the amount of such expenses shall be conclusive. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute payment to any Member of Profit or return of capital investment.

6.14　　Appointment of Officers.　The Manager shall have the authority from time to time to appoint officers and to delegate to such officers such powers as deemed necessary by the Manager, subject to the limitations on authority set forth herein. The officers that may be so appointed include persons holding titles such as chairman, vice chairman, chief executive officer, president, executive vice president, senior vice president, vice president, chief operating officer, chief financial officer, treasurer, secretary, controller, and assistance officers. The Manager may by vote or resolution, adopted under the same requirements as if it were taking the action being ratified, ratify any act previously taken by an officer or agent acting on behalf of the Company.

ARTICLE 7
CAPITAL INVESTMENTS AND OWNERSHIP INTERESTS

7.1　　Capital Investments.　The Members have made capital investments in the Company by purchasing Units in the amounts set forth on **EXHIBIT A**.　All Ownership Interests issued in connection with such capital investments are fully paid and non-assessable.

7.2　　Additional Capital Investments or Issuance of Ownership Interests.　If the Manager at any time determines that funds in excess of the capital investments are necessary for the Company ("**Additional Capital Requirements**"), the Manager shall first offer to the Members the opportunity to supply the required capital on the following terms:

{3DMia, LLC- Amended and Restated Operating Agreement}

(a)   Convertible Loan.   Each Member shall have the right to make a loan to the Company for his, her or its share of the Additional Capital Requirements based on such Member's the then current Ownership Interest percentage ("**Convertible Loan**"). Each Convertible Loan of a Member shall be a balloon loan due on the last day of the 12th month following the date of the advance ("**Maturity Date**"). The Convertible Loan shall bear interest at the Prime Rate as published by the Wall Street Journal (or other successor publication) plus three (3%). If the Company has not repaid the Convertible Loan on or before the Maturity Date, then the Member shall have the option to convert at any time thereafter (as long as the balance remains untendered to the Member) the entire remaining balance (plus accrued interest) on the Convertible Loan to Common Units based on the value of the Common Units determined below in paragraph (b)(ii), or increase the interest rate on the Convertible Loan an additional five (5%) and secure such loan with the assets (including intangibles) of the Company.

(b)   Unit Offering. *Common Stock.*   Upon the approval of Members holding a majority of the then outstanding Ownership Interest and the Manager, the Manager may elect to issue additional Common Units to new Members or existing Members ("**Offering**") in order to satisfy the Additional Capital Requirements, in lieu of, or in addition to, other methods of procuring funding. In the event the Manager elect to issue new Common Units, the Manager shall determine in their sole discretion the number and price of additional Common Units to be offered by the Company based on the valuation and other terms reasonably determined by the Manager, provided, if the Offering is to new Members, a third party independent appraisal shall be obtained, and shall submit the terms of the Offering to the Members for approval. Except in the case of the acquisition of Common Units under a Convertible Loan, each Member shall have the right of first refusal to buy an amount of new Common Units equal to maintain such Member's then outstanding Ownership Interest percentage, however, if a Member is not able, or does not desire, to purchase such Common Units, any of the other Members may purchase the balance of the offered Common Units regardless of their respective proportions of ownership on a first offer, first sale basis.

(c)   Any Convertible Loan which is exchanged for Common Units or paid for Common Units in connection with an Offering shall constitute an "**Additional Capital Investment**" to the Company.

(d)   Upon the approval and consummation of an Offering or conversion of a Convertible Loan, the Manager shall cause **EXHIBIT A** to be amended accordingly.

(e)   Notwithstanding the foregoing, the Manager, with the approval of the Members, may secure funds from one or more Members (to the exclusion of others) in the form of debt upon terms mutually agreeable between such parties, provided any right to conversion must be expressly approved by the Members if the debt offering does not otherwise comply with paragraph (a), above.

7.3   Ownership Interests in the Company. Upon the investment by the Members of the cash (or cash equivalents) set forth on **EXHIBIT A**, the Members shall own, in the aggregate, all of the Ownership Interests. A Member's Ownership Interest shall be determined by dividing the number of Units owned by such Member by the total outstanding number of Units owned by all of the Members.

7.4   Return of Capital Investments. Except as otherwise provided in this Agreement, no holder of Units shall have the right to receive the return of any capital investment.

7.5   No Interest on Capital Investments. Unless otherwise set forth herein, the Company shall not pay interest on the capital investment of any Member.

ARTICLE 8
DIVIDENDS

8.1   Common Stock Dividends. Distributions of Available Cash, if any, may be declared as dividends by the Manager at any regular or special meeting, subject to the limitations of applicable law ("Dividends"). Dividends may be paid in cash or in property. The Company shall take no action which may jeopardize: (1) the continued classification of the Company as a C Corporation for purposes of the Code; or (2) the classification of the Units as "qualified small business stock" as contemplated by Section 1202 of the Code.

ARTICLE 9
TRANSFER OF OWNERSHIP INTEREST; ADDITIONAL MEMBERS

9.1   Assignment. A Member shall have the right to assign, transfer, encumber or pledge (for purposes of this ARTICLE 9, "assign" or "assignment"), the whole or any portion of his, her or its Ownership Interest by a written assignment, provided that: (i) the terms of such assignment are not in contravention of any of the provisions of this Agreement, (ii) such assignment is fully executed by the assignor and assignee, (iii) such assignment is received by the Company and recorded on the books thereof and (iv) the Manager approve the transfer by written consent. In the event of such an assignment, the following provisions shall govern:

(a)   the effective date of an assignment of an Ownership Interest shall be the date set forth on the written instrument of assignment;

(b)   notwithstanding anything herein to the contrary, the Company, the Manager and the Members shall be entitled to treat the assignor of such interest as the absolute owner thereof in all respects and shall incur no liability for payments of cash or other property made in good faith until such time as the written assignment has been received by and recorded on the books of the Company; and

(c)   except as provided in Section 9.1(b) above, an assignee of a Member's interest shall be entitled to receive payments of cash or other property from the Company attributable to the interest acquired by reason of such assignment from and after the effective date of the assignment of such interest.

9.2   Substitution. No assignee of the whole or any portion of a Member's Ownership Interest shall have the right to become a substituted Member in place of his, her or its assignor unless all of the following conditions are satisfied:

(a)   the assignor and assignee execute and acknowledge a written instrument of assignment together with such other instruments as the Manager may deem necessary or desirable to effect the admission of the assignee as a substituted Member;

(b)   such instrument of assignment has been delivered to, received and approved by the Manager;

(c)   the written consent of the Manager to such substitution has been obtained, the granting or denial of which shall be within the sole discretion of the Manager; and

(d)   a transfer fee has been paid to the Company that is sufficient to cover all reasonable expenses connected with such assignment and substitution including attorneys' fees and recording costs.

9.3   Transferees Not Substituted as Members. If a transfer of an Ownership Interest is not approved by the written consent of the Manager, the transferee's Ownership Interest shall have no right to participate in the management of the business and affairs of the Company, under ARTICLE 5 or otherwise, or to become a substituted Member. Such transferee shall be entitled only to receive the share of Profits or other compensation by way of income and the return of capital investment to which the transferring Member was entitled.

9.4   Additional Conditions to Assignment and Substitution. The Manager and the Company shall not recognize any assignment or substitution of any Member for any purpose if such transfer, together with prior transfers, would result in a change of control or ability to effect the change of majority composition of the Manager.

9.5   Involuntary Assignment by a Member. In the event that a Member's Ownership Interest is taken or disturbed by levy, foreclosure, charging order, execution or other similar proceeding ("**Involuntary Assignment**"), the Company shall not dissolve, but the assignee of said Ownership Interest shall be entitled to no more than the value his, her, or its proportionate share of existing Company assets and Profits attributable to the Member's Ownership Interest, in accordance with the percentages allowed under this Agreement. In no event shall said assignee have the right to interfere with the management or administration of the Company business or affairs or to become a substituted Member except as otherwise be provided.

9.6   Continuing Liability of Transferor. Upon the substitution of a Member as provided in this ARTICLE 9, the transferring Member shall be released from all liability to the Company except as provided in the Act.

9.7   Death, Incapacity, or Dissolution of a Member

(a)   Upon the death or adjudication of bankruptcy, insanity or incompetency of a Member (who is an individual), his or her legally authorized personal representative(s) shall have all the rights of the Member for the purpose of settling or managing his or her estate and shall have such power as the Member possessed to make an assignment of his or her interest in the Company in accordance with the terms hereof.

(b)   Upon the adjudication of bankruptcy, dissolution or other cessation to exist as a legal entity of any Member (which is not an individual), the authorized representative(s) of such entity, shall be possessed with the rights of such Member for the purpose of winding up in an orderly fashion and disposing of the business of such entity and, shall have such power as such entity possessed to make an assignment of its interest in the Company in accordance with the terms hereof.

9.8   Admission of New Members. From the date of the formation of the Company, with the unanimous and voluntary consent of the Manager, any person or entity acceptable to the Manager may, subject to the terms and conditions of this Agreement: (i) become an additional Member by the sale of new Units as set forth in Section 7.2 above, or (ii) become a substituted Member as a transferee of an Ownership Interest or any portion thereof.

9.9   Investment Representations.

(a)   Investment Purpose. In acquiring an interest in the Company, each Member represents and warrants to the Manager that he, she or it is acquiring such interest for his, her or its own account for investment and not with a view to its sale. Each Member recognizes that investments such as those contemplated by the Company are speculative and involve substantial risk. Each Member further represents and warrants that the Manager have not made any guaranty or representation upon which it has relied

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concerning the possibility or probability of profit or loss as a result of its acquisition of an interest in the Company.

(b)   Investment Restriction. Each Member recognizes that: (i) the Ownership Interests have not been registered under the Securities Act of 1933, as amended, in reliance upon an exemption from such registration, (ii) a Member may not sell, offer for sale, transfer, pledge or hypothecate all or any part of his, her or its Ownership Interest in the absence of an effective registration statement covering such Ownership Interest under the Securities Act unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration under the Securities Act of 1933, as amended, (iii) the Manager have no obligation to register any Member's Ownership Interest for sale, or to assist in establishing an exemption from registration for any proposed sale, and (iv) the restrictions on transfer may severely affect the liquidity of a Member's investment.

9.10   Transfer Restrictions. The Ownership Interests of the Members shall be subject to the following restrictions and conditions:

(a)   Transfer Event Requiring Sale. Upon the occurrence of any event described in this Section 9.10(a) ("**Transfer Event**"), any Ownership Interests shall be subject to the purchase options set forth in paragraphs (b), (c) and (d) below, and, except as expressly provided otherwise, any such sale of Ownership Interests under this Section 9.10 shall be upon the Sale Terms provided in paragraph (e), below. "**Sale Terms**" shall mean the payment of the Sale Price per Unit in accordance with an Agreed Method of Payment upon Closing.

(i)   Sale to Third Party. If a Member attempts to transfer his, her or its Ownership Interest in contravention to this Agreement ("**Offering Member**"), such transfer shall be void *ab initio* and of no force or effect; *provided however,* that if the Offering Member obtains from the Manager a written consent to sell all or some of such Offering Member's Ownership Interest, then the Offering Member may sell such Ownership Interests; *provided further,* that such sale shall be pursuant to a bona fide offer in writing (the "**Offer**"), received by the Offering Member, from any person (the "**Third Party**") to purchase all or any part of the Offering Member's Ownership Interest (the "**Offered Ownership Interest**"). Notwithstanding the consent of the Manager to such sale, the Offering Member shall first give prompt Notice, as defined in Section 9.10(i) below, of its intent to sell the Offered Ownership Interest to the Company and the remaining Members together with a copy of the Offer.

(ii)   Termination or Expulsion of Defaulting Member. If at any time one (1) of the following events shall have occurred, then such Member ("**Defaulting Member**") shall be deemed to make an election to sell all of its Ownership Interests in the Company ("**Offered Ownership Interests**"), in the manner provided in paragraph (e) of this Section 9.10, and Notice shall be deemed to be given: (A) voluntary withdrawal resignation by the Defaulting Member as a Member of the Company; (B) the happening of a Trigger Event with respect to a Manager who is also a Member; and (C) upon the Involuntary Assignment of a Defaulting Member, pursuant to Section 9.5, above.

(iii)   Purchase Upon Death of Member. In the event of the death of Member that is an individual ("**Decedent Member**"), the appropriate fiduciary of the Decedent Member shall be deemed to have provided, upon such date, Notice to the Company and the remaining Members to sell all of the Decedent Member's Ownership Interests ("**Offered Ownership Interests**"), to the other Members in the manner provided in paragraphs (b), (c) and (e) below. Notwithstanding the foregoing, upon a Decedent Member's death, the Decedent Member's Ownership Interests may be transferred only among and held by members of the Decedent Member's immediate family (and such

Ownership Interests will continue to be subject to this Agreement). In no event shall the Decedent Member's Ownership Interests be transferred to persons other than members of Decedent Member's immediate family and any attempt to so transfer shall be void *ab initio* and of no force or effect.

(iv)   Purchase Upon Disability of Manager/Member; Member's Election. If a Manager who is also a Member shall become totally and permanently disabled, which shall be defined for purposes of this Agreement as: for a period of six months, Manager has been incapable of performing customary duties on behalf of the Company on a substantially full-time basis, and such diagnosis is collaborated by a by a licensed medical professional as evidenced by a written notice signed by such medical professional to the Company and reasonably concluded to be likely to continue, then pursuant to Section 9.10(f)(i) and subject to Section 9.10(b) below, the Company may submit to the disabled Member (or such Member's authorized representative) an offer under this Section 9.10(a)(iv) ("**Offer**") to purchase from the disabled Member all, or a portion, of the Ownership Interests then owned by the disabled Member for an amount not to exceed the Appraised Value, as defined below.

(b)   Company Purchase Option. The Company shall have the right, but not the obligation, within thirty (30) days from date of the Notice, to purchase all or a portion of the Offered Ownership Interest by providing written notice of that election to the Offering Member or the appropriate fiduciary of the Decedent Member (collectively referred to as "Selling Member"). In determining whether or not the Company shall purchase all or any part of the Offered Ownership Interest, the Selling Member (as a manager, member or otherwise) shall not participate in the Company's decision. All purchases and sales pursuant to this paragraph (b) shall be upon the Sale Terms set forth in Section 9.10(e), below.

(c)   Member Purchase Option.

(i)   If all of the Offered Ownership Interest is not purchased pursuant to paragraph (b), above, then the remaining Members shall have the right, but not the obligation, to purchase the Offered Ownership Interest within forty-five (45) days from the date of the Notice, and shall provide prompt written notice to Selling Member and the Company of any election to do so. Any purchase by the Members under this paragraph (c) shall be pursuant to the Sale Terms provided in Section 9.10(e), below.

(ii)   If any of the remaining Members fails or refuses to purchase his, her or its proportionate share of Offered Ownership Interest, the remaining Members who do purchase their proportionate share, may proportionately purchase the balance, within the next fifteen (15) days following the expiration of the aforementioned forty-five (45) day period, by providing prompt written notice of that election to the Selling Member, the other remaining Members and the Company.

(iii)   If all of the Offered Ownership Interest is not purchased by the remaining Members or the Company, then:

1.   In the event of a sale pursuant to Section 9.10(a)(i), the remaining Offered Ownership Interest, may be sold by the Selling Member to the Third Party, if any, at the price and upon the terms of the Offer, it being understood that the Selling Member may not sell the Offered Ownership Interest at a price or on terms that differ from the Offer without first re-offering the Offered Ownership Interest to the remaining Members and the Company pursuant to the procedures set forth in this Section 9.10.

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2.   In the event of a sale pursuant to Section 9.10(a)(iii) or Section 9.10(a)(iv), the transfer restrictions provided in this Section 9.10 shall not prevent the transfer of the remaining Offered Ownership Interest; *provided, however,* the Ownership Interest shall continue to be subject to all the terms and conditions provided in this Agreement with respect to the new holder of the Ownership Interests.

(d)   Mandatory Buy-out of Defaulting Member.

(i)   In the event of a default specified in this Section 9.10(a)(ii), Members other than the Defaulting Member ("**Remaining Members**") shall have the option to purchase, and the Defaulting Member shall be obligated to sell, all of the Ownership Interests owned of record and beneficially by the withdrawn Member (the "**Withdrawal Interest**") for a price equal to the amount the withdrawn Member would receive if the Company were liquidated and an amount equal to the Default Value (as determined pursuant to Section 9.10(f)(ii)) were available for payment to the Members pursuant to Section 10.2 (the "**Withdrawal Purchase Price**"). In the absence of an agreement among the Remaining Members, each Remaining Member may purchase the Withdrawal Interest in the proportion that its respective Ownership Interest bears to the total Ownership Interest of all Remaining Members agreeing to purchase the Withdrawal Interest. In the event the Remaining Members do not elect to purchase all of the Withdrawal Interest the Company shall have the right, but not the obligation to purchase such Remaining Withdrawal Interest upon the same terms as the Remaining Members.

(ii)   The Remaining Members, by written notice addressed to the withdrawn Member, shall fix a closing date (the "**Withdrawal Closing Date**") for the purchase. The Withdrawal Closing Date shall not be earlier than ten (10) days nor later than sixty (60) days after the later of the date on which the Involuntary Withdrawal occurred or the date on which the Company received notice of the Involuntary Withdrawal.

(iii)   The Withdrawal Purchase Price shall be paid in cash on the Withdrawal Closing Date unless the Remaining Members shall elect to purchase the Withdrawal Interest in installments as provided by Section 9.10(h). Simultaneously with the payment of the Withdrawal Purchase Price, the withdrawn Member shall execute and deliver to the Remaining Members those assignments and other instruments as may be reasonably required to vest in the Remaining Members all right, title, and interest in and to the Withdrawal Interest, free and clear of all liens and encumbrances.

(e)   Sale Price. The term "**Sale Price**" shall mean (i) with respect to a sale pursuant to Section 9.10(a)(i) of this Agreement, the price per Unit contained in the Offer; (ii) with respect to a sale made pursuant to Section 9.10(a)(ii) of this Agreement, the price per Unit determined pursuant to Section 9.10(f)(ii) below; and (iii) with respect to a sale pursuant to Section 9.10(a)(iii) or Section 9.10(a)(iv) of this Agreement, the price per Unit determined pursuant to Section 9.10(f)(i) below.

(f)   Appraised Value; Default Value.

(i)   The term "**Appraised Value**" means the appraised value of the equity of the Company's assets as hereinafter provided. Within fifteen (15) days after demand by either one to the other, the Company and the withdrawn Member shall jointly appoint a single appraiser, with the cost of such appraiser being borne by the Company. If the parties are unable to reach an agreement as to the appraiser within said fifteen (15) days, then within an additional ten (10) days, the Company and the withdrawn Member shall each appoint an appraiser to determine the value of the equity of the Company's assets. If the two appraisers agree upon the equity value of the Company's assets, they

18

shall jointly render a single written report stating that value. If the two appraisers cannot agree upon the equity value of Company's assets, they shall each render a separate written report and shall appoint a third appraiser, who shall appraise the Company's assets and determine the value of the equity therein, and shall render a written report of his opinion thereon. Each party shall pay the fees and other costs of the appraiser appointed by that party, and the fees and other costs of the third appraiser shall be shared equally by both parties. The equity value contained in the joint written report or written report of the third appraiser, as the case may be, shall be the Appraised Value; provided, however, that if the value of the equity contained in the appraisal report of the third appraiser is more than the higher of the first two appraisals, the higher of the first two appraisals shall govern; and provided, further, that if the value of the equity contained in the appraisal report of the third appraiser is less than the lower of the first two appraisals, the lower of the first two appraisals shall govern.

(ii) The term "**Default Value**" means the book value, computed in accordance with generally accepted accounting principles, of the Company as of the end of the last full taxable year immediately preceding the year in which the event giving rise to the purchase and sale of the Ownership Interest occurred. Notwithstanding anything contained in this Agreement to the contrary, the computation of Default Value with respect to book value referenced in Section 9.10 (f) (ii) above shall be subject to the following provisions:

(A) Default Value shall not include any proceeds collected or collectible by the Company under any policy or policies of life or disability insurance insuring the life or disability of a Member, as a result of the death or disability of a Member.

(B) No additional allowance of any kind shall be made for the goodwill, trade names, or any other intangible asset or assets (the "**Intangible Assets**") of the Company other than the aggregate dollar amount for any of those Intangible Assets appearing on the most recent balance sheet of the Company prior to the date on which Default Value is to be determined.

(C) No adjustment shall be made to Default Value as a result of any event occurring subsequent to the date as of which Default Value is to be determined.

(D) Anything contained in this Agreement to the contrary notwithstanding, Default Value shall be calculated for the purposes of this Agreement on an accrual basis even if the Company shall have used a different accounting method for that or any prior period.

(E) Default Value shall be determined by the accountant(s) regularly employed by the Company as selected by the unanimous consent of the Manager. The determination of the accountant(s) shall, for the purposes of this Agreement, be binding and conclusive upon all parties.

(g) Agreed Method of Payment. The term "**Agreed Method of Payment**" shall mean either (a) cash; (b) installment under Section 9.10(h) ("**Installment**"); or (c) a combination of cash and Installment. Payment shall occur at Closing, unless another date for payment is mutually agreed upon by the parties. "**Closing**" shall mean the date of purchase as determined by the expiration of the period provided for

19

such purchase, unless earlier agreed to by the parties. Closing shall take place at the offices of Goodspeed & Merrill, 7800 E. Union Avenue, Suite 600, Denver, Colorado 80237 at 10:00 a.m. local time.

        (h)   Installments.

        (i)   In the event there shall be an election by the Purchasing Members or the Company pursuant to subsection 9.10(g) hereof to purchase Offered Ownership Interests (or Withdrawal Interests) on an installment basis, then the terms and conditions of such installment purchase shall be as follows:

        (A)   twenty-five percent (25%) of the aggregate purchase price due for such Offered Ownership Interests (hereinafter, where appropriate, referred to as the "**Aggregate Purchase Price**") shall be paid on the closing date; and

        (B)   the remainder of the Aggregate Purchase Price shall be paid in equal annual installments on each anniversary of the closing date over a period, beginning with the year following the fiscal year of the Company in which the sale occurred, not to exceed three (3) years (hereinafter referred to as the "**Installment Payment Period**"); and

        (C)   The Purchasing Members or the Company shall pay simple interest at the rate of five percent (5%) per annum on the unpaid balance of the Aggregate Purchase Price on each anniversary of the closing date during the Installment Payment Period.

        (ii)   So long as any part of the Aggregate Purchase Price incurred in accordance with this Agreement remains unpaid, the Company:

        (A)   shall not, without the consent of the decedent's personal representative(s), in the case of an involuntary withdrawal by reason of a Member's death, (hereinafter, where appropriate, referred to as the "**Payee**"), make any payment with respect to its Ownership Interests, enter into an Ownership Interest exchange with any other company, merge or consolidate with any other company, sell any of its assets in excess of ten percent (10%) of the total value of the Company's assets, except in the regular course of business, or increase the salary or other compensation of any officer, manager or Member of the Company in excess of fifty percent (50%) of the salary or the compensation payable to such officer, manager or Member of the Company during the immediately preceding fiscal year of the Company (unless otherwise provided by a prior written employment agreement between the Company and such person); and

        (B)   shall permit the Payee and Payee's attorneys or accountants to examine the books and records of the Company during regular business hours from time to time upon reasonable prior written notice and to receive copies of the annual accounting reports and tax returns of the Company.

(i)   Notice. For purposes of this Section 9.10(i), the term "**Notice**" shall mean written notice to the Company and Members pursuant to the requirements set forth in Section 12.4 of this Agreement; *provided, however,* that where notice is deemed to be given, no written notice is actually required but notice shall be deemed to be given as of the date provided.

ARTICLE 10
DISSOLUTION AND TERMINATION OF THE COMPANY

10.1   Dissolution and Termination. Subject to the other provisions of this Agreement, the Company shall be dissolved and/or terminated under the Act only upon the written consent of Members holding a majority of the then outstanding Ownership Interests and the Manager.

10.2   Liquidation Upon Termination. Upon the dissolution and termination of the Company, the Manager shall take full account of the Company's assets and liabilities, the assets shall be liquidated (subject to Section 10.3 hereof) as promptly as is consistent with obtaining fair value therefor, and the proceeds therefrom, to the extent sufficient, shall be applied and paid in the following order:

(a)   to the payment of all creditors, other than Members, in the order of priority as provided by the Act, except any claims of secured creditors whose obligations will be assumed or otherwise transferred on the liquidation of the Company's assets;

(b)   to the payment of any obligations of the Company to any Member;

(c)   to the establishment of any reserves which the Manager deems reasonably necessary for any contingencies or unforeseen liabilities or obligations of the Company. Such reserves shall be paid over by the Manager to an escrow agent or held for the purpose of disbursing such reserves in payment of any of the said contingencies and, at the expiration of such period as the Manager deem advisable, the balance thereof shall be paid in the manner and order provided in this Section 10.2; and

(d)   to the payment of all Members the value his, her, or its proportionate share of remaining Company assets attributable to the Member's Ownership Interest, in accordance with the percentages prescribed under this Agreement.

10.3   Payments in Kind. In the event a payment of Company property in kind is made, such property shall be either: (i) transferred and conveyed to the Members or their assignees so as to vest in each of them, as tenants-in-common, a percentage interest in the whole of said property equal to the percentage interest he or she would have received had the aforesaid property not been paid in kind, or (ii) transferred and conveyed to the Members on an asset-by-asset determination, as determined by the Managers in their sole and absolute discretion. In determining the value of the property paid in-kind, the Managers shall take into consideration when authorizing such payments, the relative impact of the tax on the gain inherent in such property paid that is imposed by §311 of the Code. Notwithstanding anything to the contrary herein, payments in kind are expressly authorized to such extent as the Managers may determine in their sole and absolute discretion.

10.4   Time. The orderly liquidation of the assets of the Company and the discharge of Company liabilities shall be made in a reasonable time, as determined by the Managers, but not to exceed six (6) months from the date of an event of dissolution.

10.5   Statement of Termination. The Managers shall furnish each of the Members, at the Company's expense, with a statement setting forth the assets and liabilities of the Company as of the date of complete liquidation and payment. Such statement shall also schedule the receipts and disbursements made

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with respect to the termination hereunder and shall be final and binding upon all persons, except such persons who may file a specific and detailed written protest thereof within ninety (90) days of his or her receipt of the statement.

10.6   Statement of Dissolution. Upon the completion of termination in accordance with the terms hereof, the Company shall terminate and the Members shall execute, acknowledge and cause to be filed with the State of Michigan a certificate of cancellation, whereupon the Company will cease to exist in all respects.

10.7   Liquidating Trustee. In the event of a dissolution of the Company, the liquidation of its assets and the discharge of its liabilities may be carried out by a liquidating trustee or receiver who may be (a) the Managers, or (b) a bank or trust company or other person or firm having experience in managing, liquidating or otherwise handling property of the type then owned by the Company. The Manager shall designate any such liquidating trustee or receiver. A liquidating trustee shall not be personally liable for the debts of the Company, but shall have such obligations and authorities as are given the Manager pursuant to this Agreement or as may be agreed upon between the Manager and said liquidating trustee.

ARTICLE 11
ACCOUNTING AND REPORTS

11.1   Books and Records. At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. Such books and records shall be open for the inspection and examination by any Member, in person or by his, her, or its duly authorized representative, at reasonable times and upon at least five (5) business days' prior written notice and showing that the request is made in good faith. The Company's books and records shall be kept on the cash method of accounting for federal income tax reporting purposes. Any change in method shall be made by the Managers. In accordance with the Act, the Company shall keep at its principal place of business (as set forth in Section 2.1 of this Agreement) the following records:

(a)   a current list of the full name and last known business, residence, or mailing address of each Member and Manager, both past and present;

(b)   a copy of the Articles of Organization and all amendments thereto, together with executed copies of all powers of attorney pursuant to which any amendment has been executed;

(c)   copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years;

(d)   copies of this Agreement, copies of any writings permitted or required with respect to a Member's obligation to invest cash or property and copies of any financial statements of the Company for the three (3) most recent years;

(e)   minutes of every annual, special and court-ordered meeting of the Members and/or Managers; and

(f)   any written consents obtained from Members or the Managers for actions taken without a meeting.

11.2   Fiscal Year. The Company's annual accounting period shall be the calendar year.

11.3   Returns and Reports. The Company shall prepare or have prepared and pay, at the Company's expense, a completed copy of the Company's federal information return and any similar state income tax return required by applicable law. The Company shall also furnish to each Member such other reports on the operation of the Company as may be reasonably requested. Each Member shall file such state income tax returns and make timely payment of all state taxes imposed with respect to such Member's share of Company income.

11.4   Bank Accounts. All Company funds shall be deposited in the Company's name in such checking and savings accounts or time certificates (or the like) as shall be designated by the Manager. Withdrawals therefrom shall be made upon one or more signatures as the Manager may designate.

11.5   Federal Income Tax Elections. All elections required or permitted to be made by the Company under the Code shall be made by the Manager.

ARTICLE 12
MISCELLANEOUS

12.1   Amendments. The Manager may propose an amendment to this Agreement. A vote on a proposed amendment shall be taken within thirty (30) days of the date notice of the proposal is given to the Members. An amendment shall become effective on the date that the Members holding a majority of the then outstanding Ownership Interests and the Manager approve the amendment in writing.

12.2   Tax Elections. The Manager is authorized to submit to the Internal Revenue Service the appropriate forms to effect and maintain an election for the Company to be treated as a Corporation for tax purposes and to provide such other documentation the IRS may require from time to time to establish the Company as qualifying as a Qualified Small Business Stock company under Section 1202 of the Code.

12.3   Confidentiality.

(a)   The Members hereby agree and acknowledge that the Company will be in possession of confidential information the improper use or disclosure of which by the Members or Managers could have a material adverse effect upon the Company or upon one or more Members (or its respective Affiliates).

(b)   The Members and the Managers agree and acknowledge that all information provided to them by or on behalf of the Company, the Manager, a Principal, a Member (or its respective Affiliates) concerning the business or assets of the Company shall be deemed strictly confidential and shall not, without the prior consent of the Manager, be: (i) disclosed to any Person (other than a Member or a Member's spouse); or (ii) used by a Member other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company. The Manager hereby consent to the disclosure by each member of Company information to such Member's accountants, attorneys and similar advisors bound by a duty of confidentiality. The requirements of this Section 12.3 shall not apply to a Member with regard to any information that is currently or becomes: (a) required to be disclosed pursuant to applicable law or regulation; (b) required to be disclosed in order to protect such Member's interest in the Company (but only to the extent of such requirement and only after consultation with the Manager); (c) publicly known or available in the absence of any improper or unlawful action on the part of such Member; or (d) known or available to such Member other than through or on behalf of the Company.

(c)   In the event that any Member, at any time, violates such confidences, the aggrieved party shall have and may exercise any and all rights and remedies, both at law and in equity, that may be available to such party. Further, any and all rights and remedies shall be cumulative (not exclusive), and the same may be exercised concurrently or in the alternative.

12.4 Notices. All notices under this Agreement shall be deemed received upon actual receipt by the addressee or, if receipt by the addressee is refused or impractical, then upon the passage of three (3) full calendar days from such notice being mailed to the addressee. All such notices shall be in writing, duly signed by the party giving such notice, and delivered in person, transmitted by registered or certified mail or by facsimile (followed by a copy transmitted by registered or certified mail) and addressed to the parties at their business or residence as set forth in the Company's records.

All notice required hereunder to the Company and the Manager shall be copied to Goodspeed & Merrill, Attn: Nick Rudden, 7800 E. Union Avenue, Suite 600, Denver, CO 80237.

12.5 Usage. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the person may in the context require.

12.6 Binding Agreement. Except as otherwise provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their personal representatives, successors, assigns and legal representatives.

12.7 Severability; Captions. If any provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall continue in full force and effect. Titles and captions contained in this Agreement are employed only as a matter of convenience, and in no way define, limit, extend or describe the scope of this Agreement.

12.8 Entire Agreement; Governing Law. This Agreement, including and incorporating the attached Exhibits and Schedules, is the entire agreement of the parties hereto. All amendments, modifications, supplements or riders, if any, shall be set forth in writing executed by the parties hereto, and shall be attached to this Agreement at the time of such execution. This Agreement shall be governed by the laws of the State of Michigan.

12.9 Effect of the Act. Except as otherwise provided by this Agreement or by law, the business and internal affairs of the Company shall be governed by the Act as in effect on the date set forth hereinabove.

12.10 Further Action. All parties agree to execute and deliver such papers, documents, and instruments, and perform such acts, as are necessary or appropriate to implement or carry out the terms or intent or hereof.

12.11 Arbitration. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Michigan without giving effect to any choice or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan. Disputes arising from or related to this Agreement shall be resolved pursuant to binding arbitration and shall be arbitrated, by a single arbitrator mutually agreeable to the parties to such arbitration, in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("**AAA**"). Notwithstanding the applicability of such rules, there shall be no obligation to utilize the arbitration services of the AAA, nor any obligation to engage AAA to administer the case. Any award of the arbitrator shall be accompanied by findings of fact and conclusions of law, and may be enforced through the entry of judgment or issuance of execution in any court having jurisdiction. The award of the arbitrator shall be final and binding, and there shall be no appeal therefrom. The prevailing party in any such arbitration proceeding shall be entitled to all expenses and costs incurred by such party as a result thereof, including reasonable attorneys' fees.

12.12 Counsel Representations. The Members acknowledge that the Company's counsel ("**Counsel**") prepared this Agreement on behalf of, and in the course of its representation of the Company. The Members represent and/or acknowledge the following:

(a)   Conflict. The Members have been advised by Counsel that a conflict exists among their individual interests as members of a limited liability company.

(b)   Advice of Independent Counsel. That Counsel has advised the Members to seek the advice of independent counsel and that they have had the opportunity to do so.

(c)   Tax Implications. That Counsel has advised that there may be tax and legal consequences to this Agreement and that Counsel has not advised as to the tax and/or legal consequences to the Members individual interests with respect to this Agreement and the transactions referenced herein.

(d)   Conflict Waiver. That Counsel has represented the Company in connection with this Agreement and the transactions referenced herein, and that Counsel at the present time does and may in the future, represent any of the Members including Affiliates of the Members and, notwithstanding this conflict, all Members have waived any conflict of interest and acknowledge and consent to Counsel representing the Company in this transaction, notwithstanding such representation of Members and/or Affiliates to Members.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date set forth hereinabove.

COMPANY: Manager:

3DMia Management, LLC, Its Manager   3DMia Management, LLC

By: *Paul Vander Kuyl*   By: *Paul Vander Kuyl*
Name: Paul Vander Kuyl   Name: Paul Vander Kuyl
Title: Authorized Signer   Title: Authorized Signer

EXHIBIT A

CAPITAL INVESTMENT AND OWNERSHIP
Date: March 1, 2019

Member (Name and Address)	Signature	Capital Investment	Units	Ownership Interest
3DMia Holdings, LLC	By: 3DMia Management, LLC	$100	1000	100%
Address: 2285 S. Michigan Road, Eaton Rapids, MI 48827	By: *Paul Vander Kuyl* Name: Paul Vander Kuyl Title: Authorized Signer			